Exhibit 99.1

                                  PROCEPT, INC.

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

                                   March 1999

From time to time, Procept through its management may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans, performance, product development and commercialization as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of an authorized executive officer. The words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

Procept cautions readers not to place undue reliance on these forward-looking statements that speak only as of the date on which they are made. In addition, Procept would advise readers that the factors listed below, as well as other factors not currently identified by management, could affect Procept's financial or other performance and could cause its actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

Procept will not undertake and specifically declines any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events that may cause management to re-evaluate such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements of the Company made by or on behalf of the Company.

Early Stage of Product Development; Uncertainty of Successful Commercialization

Procept was incorporated in May 1992 and has a limited operating history. Procept has never made a profit in any fiscal period and, as of December 31, 1998, has an accumulated deficit of approximately $61.0 million. Procept had a net loss in 1996 of $11.2 million, a net loss in 1997 of $9.1 million before dividends on preferred stock of $4.2 million, and a net loss in 1998 of $3.3 million. In addition, Procept expects to incur operating losses over the next several years. To date, Procept's only source of revenue has been up-front payments and research and development funding from its corporate partners. For the foreseeable future, Procept expects that its level of revenues and profitability will depend upon its ability to enter into new collaborations. Procept has not received any revenues from the discovery, development or sale

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of a commercial product; and Procept may not realize any such revenues in the future. Procept is not able to predict when, or if, it will become profitable, nor is it able to predict whether such profitability will be sustained if it is achieved.

Drug discovery and development involves a broad range of technological, managerial and commercial risks. To date, while Procept has identified compounds it believes will have clinical value, it has developed only one of these into a candidate drug, PRO 2000 Gel and has acquired three other candidates through its merger with Pacific Pharmaceuticals, Inc. In addition, while Procept is developing these drugs, it has not yet obtained regulatory approval for or marketed this or any other product. These compounds will require significant additional research and development efforts, including extensive clinical testing and regulatory approval, before commercial use. Although these compounds have advanced to the clinical trial phase, they are not yet ready for commercial production.

It will be several years, if at all, before any products resulting from Procept's research and development programs and in-licensing efforts could be commercially available. Procept's potential products may fail because of the inherent risks in the development of pharmaceutical products based on new technologies. These risks include the possibility that:

o    Procept's therapeutic approach will not be successful;

o any or all of its potential products will be found to be unsafe, ineffective or toxic;

o any or all of its potential products fail applicable regulatory standards or receive necessary regulatory clearances;

o the potential products, if safe and effective, will be difficult to develop into commercially viable products or to manufacture on a large scale or will be uneconomical to market;

o the potential products may have undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use;

o proprietary rights of third parties will preclude Procept from marketing the products; or

o    third parties will market superior or equivalent products.

Need for Additional Funds; Risk of Insolvency

Procept's operations to date have consumed substantial amounts of cash. Procept will require substantial funds to: (i) fulfill research and development obligations to any corporate partners; (ii) continue its internal research and development programs; (iii) in-license or acquire additional technologies to conduct research and development; and (iv) conduct preclinical studies and clinical trials. Procept may need to repeatedly raise additional capital to continue its operations. Procept may raise this capital through public or private equity financings, collaborative arrangements, debt financings, bank borrowings, or other sources.


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Procept's capital requirements depend upon numerous factors, including the following:

o    the establishment of collaborative arrangements;

o    the development of competing technologies or products;

o    changing market conditions;

o    the cost of protecting its intellectual property rights;

o    the purchase of capital equipment;

o    the progress of its drug discovery and development programs;

o the progress of any collaborations and receipt of any option/license, milestone and royalty payments resulting from those collaborations; and

o    in-licensing and acquisition opportunities.

Additional funding may not be available on favorable terms or at all. If adequate funds are not available, Procept may need to curtail operations significantly. To obtain additional funding, Procept may need to enter into arrangements that require it to relinquish rights to certain technologies, drug candidates and/or potential markets. To the extent that Procept raises additional capital through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership in Procept.

Procept's losses resulted principally from research and development costs of drug candidates and associated administrative costs. Procept expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to continued research and development efforts, preclinical and clinical testing and development of marketing, sales and production capabilities. In the next few years, Procept's revenues, if any, will likely be limited to amounts received under newly established collaborative relationships. Procept's future profitability depends on its ability:

o    to identify and acquire commercially viable products;

o to enter into agreements for product development and commercialization with corporate sponsors;

o to develop and obtain patent protection and regulatory approvals for its products; and

o    to develop the capability to manufacture and sell our products.

Procept is not certain that it will successfully identify, develop, acquire, commercialize, patent, manufacture or market its products, obtain required regulatory approvals or ever achieve profitability. Furthermore, Procept may be unable to establish corporate partnerships on


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acceptable terms. If Procept is unable to get additional financing, or to enter into profitable collaborations, its financial condition will be materially adversely affected.

Uncertainty Regarding Success of Clinical Trials

Procept must independently demonstrate through preclinical testing and clinical trials that each product is safe and effective for its intended use before it obtains the required regulatory approvals for the commercial sale of any drug candidates. Results of preclinical studies are not necessarily indicative of results that will be obtained in clinical trials. Furthermore, during such studies and trials, Procept may discover significant technological obstacles that must be overcome before continuing the drug development effort. Procept's product development efforts may fail because:

o    the potential product is not shown to be safe and effective;

o    the required regulatory approvals are not obtained;

o the potential product can not be produced in commercial quantities at an acceptable cost; or

o    the product does not gain market acceptance.

The rate of completion of clinical trials depends upon, among other factors, obtaining adequate clinical supplies and the rate of patient enrollment. Patient enrollment is a function of many factors including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment can result in increased costs or delays or both, which could have a material adverse effect on Procept's business.

A number of pharmaceutical companies have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials. Generally, only a small percentage of the new pharmaceutical products initially developed is approved for sale. Even products which are approved for sale have no assurance of commercial success. Any drug candidate Procept develops may produce undesirable side effects in humans. The occurrence of side effects could interrupt, delay or halt clinical trials of the drug candidate and could ultimately prevent its approval by the U.S. Food and Drug Administration or foreign regulatory authorities.

Even after clinical trials, Procept may encounter unanticipated problems relating to development, manufacturing, distribution and marketing, some of which Procept may not be financially or technically able to solve. The failure to adequately address such problems could prevent Procept from ever becoming a viable business or generating profits. Furthermore, products of Procept's competitors may render Procept's products obsolete.

Uncertainty Regarding Future Collaborations

Procept has no experience with obtaining government approvals, marketing pharmaceutical products or clinical testing and manufacturing and, as a result, intends to depend on collaborators for expertise. Additionally, Procept's strategy for identifying and developing compounds and


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drug candidates includes entering into partnerships with third parties. Procept is currently seeking corporate partners to assist in the development of PRO 2000 Gel, Benzyl Guanine, BOPP and its immunotherapy cancer program. Although Procept plans to continue to fund this program, Procept cannot be certain that it will be able to continue such program without a partner. Furthermore, Procept may not be successful in forming or maintaining any such alliances, its partners may not devote adequate resources to its product candidates, and the contemplated benefits from such alliances may never be realized.

The efforts of Procept's collaborators will affect Procept's revenues. Not all aspects of drug discovery and development will be under Procept's control. To the extent Procept's partners control aspects of drug discovery, development and commercialization, Procept will depend upon the expertise and resources of its collaborators. Some of the collaborative, license or other arrangements that Procept may enter into may place responsibility on its partners for preclinical testing and human clinical trials and for the preparation and submission of applications for regulatory approval for other technologies or products. Should any collaborative partner fail to develop or commercialize successfully any future proprietary technologies or future product to which it has rights, Procept's business may be materially adversely affected. Furthermore, Procept's future partners may develop alternative technologies or products outside their collaboration with Procept, and such technologies or products may be used to develop treatments for the diseases targeted by Procept's collaborative arrangements. This could have a material adverse effect on Procept's business.

If Procept performs such tasks itself, it will be required to develop expertise internally or contract with third parties to perform these tasks. This will place increased demands on its resources, requiring the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could materially adversely affect prospects for success.

Competition and Technological Change

Procept competes against major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Competition may increase as a result of advances in the commercial application of biotechnology and greater availability of capital for investment in these fields. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including Procept's competitors, to market commercial products. Furthermore, Procept's competitors may succeed in developing technologies and products that are more effective than any that are being developed by Procept or that would render its technology and products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than Procept has. In addition, some of Procept's competitors have greater experience than Procept does in conducting preclinical testing and human clinical trials and obtaining FDA and other regulatory approvals. Accordingly, Procept's competitors may succeed in obtaining FDA or other regulatory approvals for products more rapidly than Procept does.


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Moreover, Procept's products may be unable to compete successfully with
Procept's competitors' existing products or products under development, and Procept may not be able to obtain regulatory approval for its products in the United States or elsewhere. If Procept commences significant commercial sales of its products, it also will be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience.

Uncertainty of Patents and Proprietary Rights

Because of the time and expense associated with bringing new drugs through development and regulatory approval to the marketplace, the health care industry has traditionally placed considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes. Procept's success will depend, in large part, on Procept's ability to obtain and maintain patent or other proprietary protection for Procept's technologies, products, and processes, and Procept's ability to operate without infringing the proprietary rights of other parties. Procept may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees, or uses of compounds discovered through its technology.

Procept may not receive any issued patents based on currently pending or any future applications. Any issued patents may not contain claims sufficiently broad to protect against competitors with similar technology. In addition, Procept's patents, Procept's collaborative partners' patents, and those patents for which Procept has license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide Procept with any competitive advantage.

Procept may have to initiate litigation to enforce its patent and license rights. If Procept's competitors file patent applications that claim technology also claimed by Procept, it may have to participate in interference or opposition proceedings to determine the priority of invention. The cost to Procept of any litigation or proceeding, even if favorably resolved, could be substantial. An adverse outcome could subject Procept to significant liabilities to third parties, and require it to cease using the technology or to license the disputed rights from third parties. Procept may not be able to obtain any required licenses on commercially acceptable terms or at all.

Dependence on Confidentiality Agreements

Procept relies on certain proprietary trade secrets and know-how that are not patentable and it is possible that others may independently develop the same or similar technology or otherwise obtain access to its unpatented technology. Procept has taken measures to protect its unpatented trade secrets and know-how, including the use of confidentiality agreements with its employees, consultants, advisors and collaborators. It is possible that the agreements may be breached, that Procept would have inadequate remedies for any such breach, or that its trade secrets will otherwise become known or be independently developed or discovered by competitors. If Procept is unable to maintain the proprietary nature of its technologies, its business could be adversely affected.


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Impact of Government Regulation; Product Clearance and Approval

Procept cannot yet accurately predict when it might first submit new drug applications for FDA or other regulatory review. Before the FDA and comparable foreign agencies introduce therapeutic pharmaceutical products, they require lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. It typically takes several years or more to satisfy these requirements. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from jurisdiction to jurisdiction. The process of obtaining these approvals and subsequent compliance with appropriate statutes and regulations are time consuming and require the expenditure of substantial resources. Even if Procept obtains regulatory clearances, a marketed product is subject to continual review.

Government regulation also affects the manufacturing and marketing of pharmaceutical products. The effect of government regulation may be to delay marketing of Procept's products for a considerable or indefinite period of time, to impose costly procedural requirements upon Procept's activities and to furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Approvals may not be granted on a timely basis and may not be granted at all. Additionally, approvals may not cover all the clinical indications for which Procept is seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining or any failure to obtain such approvals would adversely affect Procept's ability to generate revenue. Even if initial regulatory approvals for Procept's products are obtained, Procept, its products and its manufacturing facilities would be subject to continual review and periodic inspection. Moreover, additional government regulation from future legislation or administrative action may be established which could prevent or delay regulatory approval of Procept's products or further regulate the prices at which Procept proposed products may be sold. The regulatory standards for manufacturing are applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on that product, manufacturer or facility, including warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market and criminal prosecutions. Other violations of FDA requirements can result in similar penalties.

Uncertainty of Health Care Reform Measures and Third Party Reimbursement

The efforts of third-party payers, such as government health administration authorities, private health insurers and other organizations, to contain or reduce the cost of health care affect the business and financial condition of pharmaceutical and biotechnology companies. In the United States and in certain foreign jurisdictions, there have been, and Procept expects that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system. While Procept cannot predict whether any such legislative or regulatory proposals will be adopted or the effect that such proposals may have on its business, the consideration or approval of such proposals could have a material adverse effect on the value of its securities, including the shares of Procept common stock issued in the merger, or its ability to raise capital or to obtain collaborative partners. The adoption of such proposals could have a material adverse effect on Procept's business, financial condition and results of operations.


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In both domestic and foreign markets, successful commercial sales of Procept's potential products depend in part on the availability of reimbursement from governmental and health administrative authorities, private health insurers or other third-party payers. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Future legislation and regulations affecting the pricing of pharmaceuticals could further limit reimbursement for medical products and services. Procept cannot be certain that its potential products will be considered cost-effective or that adequate third-party reimbursement will be available to enable it to maintain price levels sufficient to realize an appropriate return on its investments. In addition, the trend toward managed health care in the United States and the concurrent growth of managed care organizations, such as health maintenance organizations, that could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, could result in pricing pressure for any products Procept might develop. If government and other third-party payers of Procept's potential products do not provide adequate reimbursement, there would be a material adverse effect on Procept's business, financial condition and results of operations.

Management Transition; Need for Additional Personnel; Dependence on Qualified Personnel

Financial constraints dictated that Procept terminate a significant number of employees in early 1998. The loss of such individuals has decreased the scope of Procept's activities and may, therefore, have reduced the prospects for commercially successful product development. In February 1998, Procept's Board of Directors appointed John F. Dee as the Company's President and Chief Executive Officer. If Mr. Dee were not able to continue in such capacity, Procept could be adversely affected.

Procept is highly dependent upon the efforts of Mr. Dee and its new executive management team. In January 1999, Procept's Board of Directors appointed Dr. Nigel Rulewski as Procept's Chief Medical Officer. In March 1999, Procept's Board of Directors appointed Michael E. Fitzgerald as Procept's Chief Financial Officer, Dr. Albert Profy is Procept's lead scientist and continues to serve as Vice President of Pre-Clinical Development. The loss of the services of one or more of these individuals might impede the achievement of Procept's development objectives. Because of the specialized scientific nature of Procept's business, Procept is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. Major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions intensely compete for qualified personnel in the areas of Procept's activities, and Procept cannot be certain that it will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to Procept's product development programs.

Limited Manufacturing, Marketing and Sales Capability and Experience

Procept has not yet invested in the development of manufacturing, marketing or sales capabilities. Procept lacks the facilities and personnel to manufacture products in accordance with quality system (formerly, current good manufacturing practice) requirements as prescribed


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by the FDA or to produce an adequate supply of compounds to meet future requirements for clinical trials. If Procept is unable to develop or contract for manufacturing capabilities on acceptable terms, its ability to conduct human clinical testing with PRO 2000 Gel and preclinical and clinical testing with respect to additional product candidates, if any, will be adversely affected, resulting in delays in the submission of products for regulatory approvals and in the initiation of new development programs. Such delays could materially impair Procept's competitive position and the possibility of achieving profitability. Procept also will need to hire additional personnel skilled in marketing and sales as it develops products with commercial potential or enters into arrangements with third parties for sales and marketing. Procept cannot be certain that it will be able to acquire, or establish third-party relationships to provide, any or all of these capabilities.

Product Liability; Availability of Insurance; Risk of Product Recalls

Procept's business exposes Procept to potential liability risks that are inherent in the testing, manufacturing and marketing of medical products. The use of Procept's products in clinical trials may expose Procept to product liability claims and possible adverse publicity. These risks will expand with respect to Procept's products, if any, that receive regulatory approval for commercial sale. Procept currently has limited product liability coverage for the clinical research use of its products, which management believes is customary for a company with products at this stage of clinical development. Procept does not have product liability insurance for the commercial sale of its products but intends to obtain such coverage if and when its products are commercialized.

However, product liability coverage is becoming increasingly expensive and it is possible that Procept's coverage is inadequate or that Procept will be unable to maintain its existing insurance coverage or obtain additional insurance coverage at acceptable costs, if at all, or that a product liability claim would not adversely affect its business or financial condition. Furthermore, Procept's collaborators or licensees may not agree to indemnify Procept or be sufficiently insured or have a net worth sufficient to satisfy any such product liability claims. In addition, a product may be subject to recall for unforeseen reasons. Such a recall could have a material adverse effect on Procept's business.

Hazardous Materials; Environmental Matters

Procept's research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. Procept is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although Procept believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Procept may be held liable for any damages that result; and any such liability could exceed its resources. Procept may be required to incur significant costs to comply with environmental laws and regulations in the future and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.


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